                                                         EXHIBIT B
                                                         _________
                      ATTICUS CAPITAL INC.
                       590 Madison Avenue
                       New York, NY 10022
             Tel: (212)829-8100  Fax (212)829-8111



                                                  December 5, 1997

Board of Directors
C/o Mr. William H. Baumhauer
Chairman and Chief Executive Officer
Unique Casual Restaurants, Inc.
One Corporate Place
55 Ferncroft Road
Danvers, MA 01923

Dear Board of Directors,

During the last two weeks, Atticus Capital has spoken to a limited number of shareholders of Unique Casual Restaurants, Inc. ("Unique" or the "Company") representing approximately 35% or more of the Company's outstanding common stock (not including the 10.5% that Atticus owns or manages). These conversations focused on the recommendations to create shareholder value contained in our letter to the Board of Directors dated November 7, 1997 relative to the opportunity for Unique to enhance shareholder value on a stand-alone basis without exploring strategic alternatives. Some of Atticus Capital's conclusions that resulted from these conversations are listed below:

1) Investors question the ability of the current management team to execute its strategic plan to profitably expand Champps due to prior failures with Fuddruckers. Investors are concerned that the substantial execution risk in expanding Champps could deteriorate shareholder value.

2) Unique's stock price is unlikely to appreciate unless strategic alternatives are implemented, similar to Daka International, due to the lack of new investor interest, lack of research analyst coverage, low liquidity in the stock and lack of earnings per share. Fuddruckers is inhibiting the value of Champps to be realized in the public markets as the assets appeal to two different investor bases.

3) The asset value that could be realized in a sale of both Champps and Fuddruckers should substantially exceed the current market value of Unique. In addition to independent valuations done by shareholders and research analysts, these type of valuations in a sale transaction have been communicated to shareholders (including ourselves) on numerous occasions by Unique's Chairman and Chief Executive Officer.

4) A special committee of truly independent directors should be established to hire an independent investment banking firm and study the value that Unique could receive for Champps and Fuddruckers in a sale transaction. This Independent Committee should then make a recommendation to the Board regarding whether Unique's shareholders are better served by allowing management to execute its strategic plan or by examining strategic alternatives.

5) Moving Unique's corporate office to Denver seems ill advised and appears to be a waste of corporate assets.

We believe that the Board has the fiduciary duty to, at a minimum, establish a truly Independent Committee to study the valuations that Unique could receive today for its assets in a sale transaction. In order to ensure fairness to all constituencies, we believe that this Independent Committee can only include Unique's truly independent directors -- E.L. Cox, Erline Belton and Allen R. Maxwell (the "Independent Committee"). Unique's other four directors are clearly not independent as two directors are members of the management team and two directors have received sizeable fees from the Company within the last year, as described in "Certain Transactions" in Unique's 1997 Proxy Statement.

We believe that this Independent Committee should hire an independent investment banking firm with a specific expertise in the restaurant industry to study: 1) the value of Champps and Fuddruckers that could be realized in a sale transaction, 2) the potential universe of buyers of Champps and Fuddruckers, 3) the outlook for Unique's stock price without exploring strategic alternatives, and 4) the tax implications of a sale of Champps and Fuddruckers and the most tax-efficient potential transaction structure. Based on prior information provided to our firm by Unique's management team on the tax basis of Unique's assets, it appears the a sale of Champps and Fuddruckers could be effected tax-efficiently to the best buyers for each asset.

After the independent investment bank has completed its study, the Independent Committee should determine whether Unique's shareholders are better served by allowing management to execute its strategic plan or by examining strategic alternatives and then making its recommendation to the Board.

We would like the opportunity to discuss our concerns and ideas with the Board at a time and location of your convenience. We have also attached a request for information from our lawyers. We look forward to your response.

Respectfully submitted,

/s/ Timothy R. Barakett

Timothy R. Barakett
President





































02090003.AD9